

July 9, 2015

Via E-mail
Jonathan C. Clark
Chief Financial Officer and Treasurer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 103
San Diego, California 92108

    Re: Encore Capital Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed February 26, 2015
          File No. 000-26489

Dear Mr. Clark:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Benjamin Phippen

          Benjamin Phippen
          Staff Accountant